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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42130 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2020_____ AND ENDING_12/31/2020_____
                                                    MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Northbridge Financial Services fka Hans, Christian, An

| OFFICIAL USE ONLY |
|---|

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
  3650 West Liberty

| FIRM I.D. NO. |
|---|

(No and Street)

| Ann Arbor, | Michigan | 48103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Andrew C. Hans                                                                                  734-994-4100
                                                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 MRPR Group

(Name – if individual, state last, first, middle name)

| 28411 Northwestern Hwy | Southfield | Michigan | 48034 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Andrew C. Hans_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Northbridge Financial Services f/k/a Hans, Christian, Anderson Inc_____ , as

of ___December 31_____ , 20 _20___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

signed before me this
17th day of February 2021.



Signature

President



Notary Public

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  -of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**
**FOR THE YEAR ENDED DECMBER 31, 2020**

## TABLE OF CONTENTS



CPAs & Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2020, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on Northbridge Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbridge Financial Services in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1

**Auditor's Report on Supplemental Information**

The supplemental schedules (Schedule I " Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to  the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") have been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements.  The supplemental information is the responsibility of Northbridge Financial Services' management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.  In our opinion, the supplemental schedules (Schedule I " Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to  the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") are fairly stated, in all material respects, in relation to the financial statements as a whole.

*MRPR Group, P.C.*

We have served as Northbridge Financial Services' auditor since 1990.

Southfield, Michigan
March 29, 2021

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2020**

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 8,905 |
| Marketable security | | 4,982 |
| Prepaid expenses | | 779 |
| Total Assets | $ | 14,666 |

**SHAREHOLDER'S EQUITY**

Shareholder's equity:

| | | |
|---|---|---:|
| Common Stock, $1 stated value; authorized, 50,000 | | |
| shares; issued and outstanding, 100 shares | $ | 100 |
| Additional paid-in capital | | 26,005 |
| Retained earnings (deficit) | | (11,439) |
| Total Shareholder's equity | $ | 14,666 |

See notes to financial statements.

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**

**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

**REVENUES:**

| | | |
|---|---|---:|
| Administrative Fees | $ | 12,165 |
| Dividend Income | | 132 |
| Realized loss | | (32) |
| Total revenues | | 12,265 |

**OPERATING EXPENSE:**

| | |
|---|---:|
| Bank Fees | 84 |
| Professional service fees | 5,550 |
| Regulatory fees | 3,752 |
| Insurance | 71 |
| Unrealized loss | 1,003 |
| Total operating expense | 10,460 |

**NET INCOME**      $ 1,805

See notes to financial statements.

4

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**

**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **BALANCE (DEFICIT), AT JANAURY 1, 2020** | 100 | 100 | $26,005 | (13,676) | $12,429 |
| **CONTRIBUTION** | | | | 432 | 432 |
| **NET INCOME** | | | | 1,805 | 1,805 |
| **BALANCE (DEFICIT), AT DECEMBER 31, 2020** | 100 | $100 | $26,005 | ($11,439) | $14,666 |

See notes to financial statements.

5

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

**CASH FLOWS FROM OPERATING ACTIVITIES:**

| | |
|---|---:|
| Net Income | $1,805 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Prepaid expenses | (779) |
| Net cash used by operating activities | 1,026 |

**CASH FLOWS FROM FINANCING ACTIVITES:**

| | |
|---|---:|
| Contributions | 432 |
| Net cash provided by financing activates | 432 |

| | |
|---|---:|
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | 2,461 |
| **CASH AND CASH EQUILALENTS AT BEGINNING OF YEAR** | 6,444 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 8,905 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:**

| | |
|---|---:|
| Cash paid during the year for interest | $  - |
| Cash paid during the year for income taxes | - |

See notes on financial statements

6

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31,2020**

## NOTE 1 -Nature of Operations

**Organization** – Northbridge Financial Services f/k/a/ Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

## NOTE 2 – Summary of Significant Accounting Policies

**Use of estimates in the preparation of financial statements** – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and expense during the reporting period. Actual results could offer from those estimates.

**Revenue recognition** – The company recognizes revenue from contracts with customers in accordance with FASC ASC 606  (See Note 5).

**Computation of customer reserve** – The Company is exempt from reserve requirements and providing information relating to possessions or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC release 34-70073.  The Company limits its business activities exclusively to consulting.

**Income taxes** – The Company and its shareholders has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for the accompanying financial statements.

**Cash and cash equivalents** – The Company considers any investment with a maturity of three or less at date of purchase to be cash or cash equivalent. At December 31, 2020, cash consists of cash in bank accounts and in E*TRADE Securities.

## NOTE 2 – Summary of Significant Accounting Policies (Continued)

**Marketable security and fair value measurements** – Marketable security is considered as a trading security and is carried at market value.

The Company has established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows

Level 1 – Inputs use to quoted prices in active markets for identical assets or liabilities that the Company has ability to access.

Level 2 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 3 – Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2020, the Company's marketable security has been determined as Level 1.

**Events occurring after reporting date** – The Company has evaluated events and transactions that occurred between December 31, 2020 and March 26, 2021, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.  There were no subsequent events to recognize or disclose.

## NOTE 3 – Marketable Security

At December 31, 2020, the marketable security consists of the following:

|  | Number of Shares | Original Cost | Market Value |
|---|---|---|---|
| Intel Corp. | 100 | $ 2,696 | $ 4,982 |

**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31,2020**

## NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at the broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2020, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $4,172 (net of haircut of $810), as available for the net capital purposes.

December 31, 2020, the Company had net capital of $13,061 which was $8,061 in excess of the capital of $5,000.

## NOTE 5 – Revenue Recognition and Related Party Transactions

**Significant judgements** –Revenue from contracts with customers includes consulting fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain events.

**Consulting fees** – The Company proves consulting to a related party. Revenue for these fees is recognized at the point in time that performance under the arrangement is complete.

**Variable consideration** – The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

9

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**

**DECEMBER 31, 2020**

**SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**

## NORTHBRIDGE FINANCIAL SERVICES

### F/K/A HANS, CHRISTIAN, ANDERSON, INC.
**Broker or Dealer; Northbridge Financial Services as of December 31, 2020**
**SCHEDULE I, SCHEDULE OF COMPUTATION OF NET**
**CAPITAL UNDER RULE 15C3-1**


## NET CAPITAL

Total ownership equity from Statement of
Financial Condition                                          $ 14,666

Deductions:
    Non-Allowable assets                          779
    Haircuts                                     826
        Total Deductions                      1,605

Net Capital                                                  $13,061

Minimum dollar net capital                                   $ 5,000

Excess Net Capital                                           $ 8,061


## RECONCILIATION OF COMPUTATION OF NET CAPITAL

Net capital, as reported in Company's
Part II (unaudited) Focus report                             $12,939

Audit Adjustments                                                122

Net capital per the preceding                                $13,061

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**
**SCHEDULE II, SCHEDULE OF COMPUTATION FOR**
**DETERMINATION OF RESERVE REQUIREMENTS**
**UNDER RULE 15C3-3 (EXEMPTION)**
**AS OF DECEMBER 31, 2020**

**Exemption from filing Compliance Report Required by SEC Rule 15c3-3**

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.

**NORTHBRIDGE FINANCIAL SERVICES**
**F/K/A HANS, CHRISTIAN, ANDERSON, INC.**
**SCHEDULE III, SCHEDULE OF INFORMATION FOR POSSESSION**
**OR CONTROL REQUIREMENTS**
**UNDER RULE 15C3-3 (EXEMPTION)**
**AS OF DECEMBER 31, 2020**

**Exemption from filing Compliance Report Required by SEC Rule 15c3-3**

Northbridge Financial Services is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission. The Company is considered a "Non-Covered Firm" exempt from 17 C.F.R. Paragraph 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073. The Company limits its business activities exclusively to consulting.



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Northbridge Financial Services
f/k/a/ Hans, Christian, Anderson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northbridge Financial Services does not claim an exemption under paragraph (k) of 17 C.F.R. §15c3-3, and (2) Northbridge Financial Services is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Paragraph 240.17a-5 because the Company limits its business activities exclusively to consulting and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Northbridge Financial Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

*MRPR Group, P.C.*

Southfield, Michigan
March 29, 2021

Northbridge Financial Services, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240.17a-5), "reports to be made by certain Brokers and Dealers." The Exemption was prepared as required by 17 C.F.R.240.17a-5(d)(1) and (4). The best of its knowledge and belief, the Company state the following:

a) The Company does not claim as exemption, under paragraph (k) of 17 C.F.R. Paragraph 240.15c3-3, and

b) The Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Paragraph 240.17a-5 because the Company limits its business activities exclusively to consulting and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Andrew C. Hans, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Andrew C. Hans
President
Northbridge Financial Services
March 29, 2021